                                                                    EXHIBIT 99.1

                           FOSTER'S BREWING GROUP LIMITED
                        Australian Company Number 007 620 886

--------------------------------------------------------------------------------

          77 SOUTHBANK BOULEVARD, SOUTHBANK, VICTORIA, AUSTRALIA, 3006
                            TELEPHONE: 61 3 9633 2069
                               FAX: 61 3 9633 2070

                      NOT FOR RELEASE IN THE UNITED STATES

                    FOSTER'S ACQUIRES LEADING US WINE COMPANY

MELBOURNE: TUESDAY, 29 AUGUST 2000: Foster's Brewing Group (Foster's) today announced it had entered into a Merger Agreement to acquire Beringer Wine Estates (Beringer), a leading US premium wine producer based in California's Napa Valley.

The acquisition will be launched by way of a tender offer for Beringer shares at US$55.75 cash per share, to be followed by a merger at the same price per share. Following the merger, Beringer would be wholly owned by Foster's. The proposed offer price values Beringer equity at about A$2.0 billion. In addition, Foster's would assume net debt of about A$560 million.

Foster's President and Chief Executive Officer, Mr Ted Kunkel, said, "This is a defining event for Foster's. We searched the world for a suitable wine acquisition and Beringer was the absolute stand out.

"The combination of Mildara Blass and Beringer will create one of the world's largest and most profitable premium wine companies and will form a powerful new growth engine for Foster's.

"Acquiring Beringer provides Foster's with direct access to one of the fastest growing premium wine markets in the world, and reinforces Foster's standing as a truly global premium beverage company.

"The acquisition of Mildara Blass was the first step in our wine strategy and that has been outstandingly successful for Foster's. The addition of Beringer will increase our international reach and will help drive our unique global wine strategy to pursue growth via three key channels - wine trade, wine clubs and wine services," Mr Kunkel said.

Mildara Blass Managing Director, Mr Terry Davis said, "This combination of two great wine companies creates the world's first truly global premium wine company, and Mildara Blass and Beringer Wine Estates are pleased to be first movers in this regard. Beringer is a perfect business partner for Mildara Blass. They have great Californian wineries and vineyards, strong brands, a history of commitment to quality, outstanding growth and a strong management team."

Beringer is a leading producer of premium Californian varietal wines and owns several top-selling and award-winning premium wine brands including Beringer, Meridian, Chateau St. Jean, Chateau Souverain, Stags' Leap and St. Clement. Its flagship winery, Beringer Vineyards, is the only winery to have had both a red and a white wine named "Wine of the Year" by WINE SPECTATOR magazine.

Mr Kunkel said Mildara Blass and Beringer were highly compatible companies. "Both are leaders in their premium wine markets, both have top quality brand portfolios, and both have outstanding management teams. Together they create a global premium wine leader," he said.

Beringer's major shareholder is Texas Pacific Group and Associates (TPG) which, together with a number of Beringer's directors and senior management, owns approximately 55% of Beringer's outstanding shares. Foster's has entered into a Tender, Voting and Option Agreement with TPG and this group of directors and senior management of Beringer, which includes undertakings by each of the parties to accept Foster's offer. The offer process is subject to customary US conditions, details of which are set out in the attachment.

Foster's intends to fund the acquisition with a A$500 million underwritten equity raising. The equity offering will be conducted via a 24 hour accelerated global bookbuild with a provision for a further A$200 million of over allotments. Foster's will raise $US400 million (approximately A$700 million) of guaranteed subordinated exchangeable bonds (Bonds) which will also be underwritten and will be offered to the market at the same time as the equity placement. The remainder of Foster's funding will be sourced from committed bank facilities.

An ASX trading halt will be in place throughout 29 August, 2000 while the offerings are undertaken. Foster's expects that trading will recommence on 30 August, 2000 after the results of the equity and Bond offerings have been announced.


A First Class Company

Mr Kunkel said "Beringer is a first class company which has a strong track record due to the quality of its assets and management's expertise in brand building and marketing."

Beringer:

- controls more than 10,000 acres of vineyard land in California's premium grape growing areas, including more than 2,000 acres in the famous Napa Valley, America's most revered growing region;

- is a leading US producer of premium table wines, the fastest growing segment in the market. Over the past 12 months, sales of premium wines in the US increased by 14% in the US$10 - $14 category and 18% in the US$25+ category and this trend is expected to continue;

- has an excellent range of strongly branded successful products, including Chateau St. Jean 1996 Cinq Cepages cabernet sauvignon, which was selected as Wine of the Year in the 1999 WINE SPECTATOR "Top 100";

- employs a highly skilled management team, which has extensive depth and experience in the wine and branded consumer packaged goods industries. It has a demonstrated ability to introduce innovative ideas and new brands, and successfully integrate acquisitions and has a proven track record of achieving strong growth, superior margins and high returns; and

-        has achieved widespread national distribution for its premium brands.

The Beringer senior management team, which includes Chairman and CEO, Walt Klenz, Chief Operating Officer, Jim Watkins, Chief Financial Officer, Peter Scott and Wine Master, Ed Sbragia, will continue with the company following the merger.

Beringer Wine Estates Chairman and Chief Executive Officer, Mr Walt Klenz said, "This represents a new and exciting chapter for Beringer Wine Estates, and we are proud to be at the forefront of the globalisation of the premium wine industry. This combination gives us a business partner with a similar philosophy, and will provide us with access to new markets and new business opportunities which assures Beringer's place as a key player in the world's premium wine industry going forward."

New Growth Opportunity for Foster's

Mr Kunkel said acquiring Beringer will improve Foster's business mix. "A better balance between beer and wine, continents and currencies will be achieved. We are using our high return cash businesses to expand into another business with outstanding growth prospects."

"Gaining direct on-the-ground access to the US wine market, with a well established domestic brand portfolio, is a very attractive feature of Beringer. The US has one of the fastest growing per capita premium wine consumption rates in the world yet is underdeveloped by international standards - less than half that of Australia and one eighth of the French rate," he said.

In addition, Beringer has in recent years invested heavily for the future. In the last 3 years Beringer has invested US$54 million in 2,800 acres of new plantings of premium varieties, and more than 30% of the company's vineyards are yet to become fully yielding.

"The significant investment by Beringer in these new plantings has laid strong foundations for Beringer's future," said Mr Kunkel. "The planted vineyards represent sufficient supply to satisfy continued strong sales growth for a number of years."

"The acquisition also provides a platform for further growth through the expected consolidation of the fragmented US premium wine market. The Australian market has already been through a process of rationalisation and Mildara Blass' expertise in capitalising on this opportunity can be applied to the North American market."

Potential also exists for significant global cross-selling opportunities between Beringer and Mildara Blass:

- Exports currently account for less than 4% of Beringer's revenue compared to 50% for Mildara Blass. Mildara Blass has significant distribution and marketing channels in Europe and the Asia Pacific region which can be used to increase Beringer's sales.

- Beringer has an excellent, well established distribution system in the US. Combining Mildara Blass's strongly branded premium wines with Beringer's will increase Mildara Blass sales in the US.

Offer Details

The offer to purchase Beringer shares will be open for at least 20 business days after the commencement of the offer period, which is expected to begin within one week. Following the tender offer, Foster's will complete the acquisition via either a short-form merger or a long-form merger, depending on the level of acceptances to the offer.

Both alternatives are procedural, although a short-form merger will take about one week, while a long-form merger could take up to four months as it requires a shareholder meeting and simple majority vote. Foster's will be able to vote the Beringer shares it purchases in the tender offer at that meeting.

Acquisition Funding and Financial Implications

Foster's will fund the acquisition through a combination of equity, bonds and bank debt.

The equity raising of up to A$700 million will be raised by way of a placement via a global bookbuild to institutional investors. UBS Warburg has underwritten A$500 million of the equity, with provision for up to A$200 million of over allotments. The bookbuild is expected to be completed within 24 hours of this announcement. The exact number of shares to be issued will be advised on completion of the bookbuild. The equity will be ordinary shares and will carry an entitlement to a dividend from the date of the allotment.

UBS Warburg has also agreed to underwrite the issuance of US$400 million (approximately A$700 million) of Bonds by a US subsidiary of Foster's. The Bonds will be offered in bearer form in Europe and elsewhere outside the United States.

Conversion of the Bonds would represent an equity raising at a 25% premium to the equity placement price.

Terms of the bonds include:

Guarantor:              Foster's

Status: subordinated, unsecured obligations of the issuer and Foster's

Issue price:            100%

Coupon:                 4.25% - 4.75% pa  with interest payable semi-annually

Maturity:               2003

Negative pledges:       customary negative pledges

Events of defaults:     customary events of default

Exchange:               exchangeable into ordinary Foster's shares at any time

Exchange price:         25% above the placement price under the equity bookbuild

The balance of the funding will be secured from committed bank facilities.

Foster's estimates that the acquisition, under the proposed funding structure, will be immediately cash EPS1 accretive. Foster's gearing (net debt/equity) is expected to increase from 56% as at 30 June, 2000 to approximately 99% this financial year. Interest coverage (EBIT/net interest) is expected to fall from
9.6 times to 4.3 times over the same period.

Mr Kunkel said the funding mix had been designed to ensure the company retained its investment grade credit rating and achieved the lowest cost of capital.

Further information, including a summary of the agreement with Beringer and unaudited consolidated pro forma financial statements, are attached.

Ends.
MEDIA INFORMATION:
GRAEME WILLERSDORF                                    NICOLE DEVLIN
+61 3 9633 2073                                       +61 3 9633 2261
0418 288 400                  0418 202 375
INVESTOR RELATIONS:
DOMENIC PANACCIO
+613 9633 2273
                              WWW.FOSTERS.COM.AU


NOTE: THIS MEDIA RELEASE CONTAINS FORWARD-LOOKING STATEMENTS BASED ON FOSTER'S AND BERINGER'S CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT THEIR COMPANIES AND THEIR INDUSTRY. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND

----------
      1 Cash EPS = EPS pre-amortisation

UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING THOSE MORE FULLY DESCRIBED UNDER THE CAPTION `RISK FACTORS' IN ITEM 1 TO BERINGER'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED 30 JUNE 2000. SEE `WHERE YOU CAN OBTAIN FURTHER INFORMATION' IN THE ATTACHMENT TO THIS RELEASE.

UBS WARBURG LLC, A SUBSIDIARY OF UBS AG, IS ACTING AS FOSTER'S FINANCIAL ADVISER IN RELATION TO THE TRANSACTION AND IS ALSO PROVIDING VARIOUS FUNDING SERVICES TO FOSTER'S AS OUTLINED IN THIS RELEASE. JONES, DAY, REAVIS AND POGUE IS ACTING AS FOSTER'S US COUNSEL AND CORRS CHAMBERS WESTGARTH IS ACTING AS FOSTER'S AUSTRALIAN COUNSEL.

THIS ANNOUNCEMENT HAS BEEN PREPARED FOR PUBLICATION IN AUSTRALIA AND MAY NOT BE RELEASED IN THE UNITED STATES. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN AUSTRALIA, THE UNITED STATES OR ANY OTHER JURISDICTION. ANY SECURITIES DESCRIBED IN THIS ANNOUNCEMENT MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE US SECURITIES ACT OR AN EXEMPTION FROM REGISTRATION.

This announcement is not intended to be published or released in the United States. If you are a resident of the United States who has received this material inadvertently, please be advised as follows:

Foster's intends to file an Offer to Purchase and a Letter of Transmittal with the U.S. Securities and Exchange Commission relating to Foster's offer to purchase all outstanding shares of Class A common stock and Class B common stock of Beringer Wine Estates Holdings, Inc. All Beringer stockholders are strongly advised to read the Offer to Purchase and Letter of Transmittal when they are available because they will contain important information relating to the offer. These documents will be available at no charge on the SEC's website at http:\\www.sec.gov and may be obtained for free from MacKenzie Partners, Inc., by calling (800) 322-2885.

DETAILS OF THE ACQUISTION

                          REVIEW OF BERINGER'S BUSINESS

   Beringer is a leading producer of premium Californian varietal table wines. These wines are marketed under the Beringer Vineyards, Meridian Vineyards,
 Chateau St. Jean, Chateau Souverain, Stags' Leap and St. Clement brand names.
  Beringer competes in each of the premium wine market categories, its largest entry in the popular premium category being the Beringer Vineyards White Zinfandel product. Beringer is also represented across each of its brands with high quality products in the ultra-premium category. Beringer also has a growing import portfolio of premium brands from Italy, France and Chile.

  Beringer sells its wine principally in the United States to distributors for resale and has achieved a competitive position in chain stores, club stores, other retail stores and restaurants. Sales are concentrated in California, and to a lesser extent, the States of Florida, New Jersey, Texas and Illinois.

WHERE YOU CAN OBTAIN FURTHER INFORMATION

Publicly available information about Beringer can be obtained free of charge from the SEC's web site HTTP://WWW.SEC.GOV and from EDGAR Online's web site http://www.freeedgar.com.

PUBLICLY AVAILABLE INFORMATION ABOUT FOSTER'S CAN BE OBTAINED FREE OF CHARGE FROM THE COMPANY'S WEB SITE http://www.fosters.com.au.

PROCEEDS FROM THE EQUITY PLACEMENT


PROCEEDS FROM THE EQUITY PLACEMENT WILL BE USED TO PARTIALLY FINANCE THE ACQUISITION OF BERINGER. IF THE ACQUISITION IS NOT COMPLETED, THEN FOSTER'S WOULD USE THE PROCEEDS OF THE EQUITY PLACEMENT FOR WORKING CAPITAL NEEDS AND GENERAL CORPORATE PURPOSES.


EXCHANGE RATE INFORMATION FOR US PERSONS

Foster's publishes its financial statements in Australian dollars. Fluctuations in the exchange rate between the Australian dollar and the US dollar affect the US dollar equivalent to the Australian dollar amount of Foster's earnings, assets and shareholders' equity. In addition, fluctuations in the exchange rate affect the US dollar equivalent of the Australian dollar price of Foster's shares on the Australian Stock Exchange and the US dollar equivalent of any cash dividends paid in Australian dollars.

The Australian dollar is convertible into the US dollar at freely floating rates. On 25 August 2000, the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York was A$1.00 per US$0.5737.

PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

The pro forma unaudited consolidated income statement data provided below for financial year 30 June 2000 reflects the operations of Foster's as if the acquisition of Beringer had occurred on 1 July 1999, but excludes any amortisation charge on intangible assets acquired as such amounts cannot currently be reliably determined. The pro forma balance sheet includes intangible assets of $1,502.2 million, which is expected to be split between brand names (which are unlikely to require amortisation under Foster's current accounting policies) and goodwill (which would be amortised over 20 years). It is likely that the resulting amortisation of goodwill would be a material amount. As a result, the pro forma assumes that:

(i) the operating revenue earned by Beringer during financial year 2000 was included and translated at the average exchange rate for financial year 2000;

(ii) the net operating profit before interest and tax earned by Beringer during financial year 2000, excluding a one-time pre-tax gain of US$26.4 million (A$42.1 million) on sale of the Napa Ridge brand, was included and translated at the average exchange rate for financial year 2000;

(iii) the income tax attributable to Beringer's operating profit was calculated using a tax rate of 38.8%, being the adjusted tax rate applied by Beringer as disclosed in its Fourth Quarter and Fiscal 2000 Earnings news release. This was included as an acquisition adjustment;

(iv) the purchase consideration for Beringer was partially funded through a convertible bond issue and increased borrowings and the consequent increase in interest expense, net of related tax effects, was included as an acquisition adjustment; and

(v) the interest expense on borrowings was calculated using Foster's average cost of borrowings and was included as an acquisition adjustment.

The pro forma unaudited consolidated balance sheet data as at 30 June 2000 reflects the balance sheet of Foster's as if the acquisition of Beringer had occurred on 30 June 2000, but excludes acquisition accounting adjustments that would be required under generally accepted accounting principles in Australia. This is because the quantum of any such adjustments cannot currently be reliably determined. As a result, the pro forma assumes that:

(i) the balance sheet of Beringer as at 30 June 2000 was included and translated at the spot exchange rate as at 30 June 2000;

(ii) the purchase consideration for Beringer was funded through a combination of an equity placement, a convertible bond issue and increased debt; and

(iii) the difference between the net assets of Beringer as at 30 June 2000 and the purchase consideration was included as intangible assets.

These pro forma unaudited consolidated financial statements may not be indicative of the results that actually would have occurred if the transactions described above had been completed as of the dates indicated above or that may be attained in the future. The pro forma unaudited consolidated financial statements should be read in conjunction with Foster's unaudited Consolidated Financial Statements, Australian Stock Exchange announcements and other media releases.

                              INCOME STATEMENT DATA

                       EXCHANGE RATE (A$1.00 = US$0.6274)

                                            As at 30 June 2000
                              Historical  Beringer    Acquisition  Pro forma
                                 (2)         (3)      adjustment
                                             (in A$ millions)
OPERATING REVENUE
  Beer  - Australian           1,357.4                              1,357.4
        - International          180.7                                180.7
  Leisure and hospitality        873.8                                873.8
  Other Carlton business          91.3                                 91.3
  activities
  Wine                           712.2       699.4                  1,411.6
  Property and investments       142.6                                142.6
  Corporate                       50.1                                 50.1

                              ----------  ----------- -----------  ----------
                               3,408.1       699.4         -        4,107.5
                              ==========  =========== ===========  ==========

OPERATING PROFIT/(LOSS)
BEFORE INTEREST AND TAX
  Beer  - Australian             384.6                                384.6
        - International            6.6                                  6.6
  Leisure and hospitality        110.2                                110.2
  Other Carlton business           9.9                                  9.9
  activities
  Wine (1)                       154.3       147.8                    302.1
  Property and investments        29.4                                 29.4
  Corporate                      (44.3)                               (44.3)

                              ----------  ----------- -----------  ----------
TOTAL OPERATING
PROFIT/(LOSS) BEFORE             650.7       147.8         -          798.5
INTEREST AND TAX (1)

Net interest expense             (65.0)                 (141.8)      (206.8)
Income tax attributable to
operating profit                (154.5)                   (2.4)      (156.9)

                              ----------  ----------- -----------  ----------
Net profit before minority       431.2       147.8      (144.2)       434.8
interests (1)
Minority interests                (3.4)                                (3.4)

                              ----------  ----------- -----------  ----------
Net profit (1)                   427.8       147.8      (144.2)       431.4
                              ==========  =========== ===========  ==========

Interest coverage ratio           10.0                                  3.9
(times) (4)
Net profit per ordinary
share (fully diluted) - cents     24.7                                 22.8


NOTE: THE ABOVE PRO FORMA INCOME STATEMENT DOES NOT PURPORT TO BE INDICATIVE OF THE RESULTS WHICH THE COMBINED ENTITY WILL ACHIEVE IN THE FUTURE. IN PARTICULAR, FOSTER'S ESTIMATES THAT THE ACQUISITION WILL RESULT IN AN INCREASE IN CASH EARNINGS PER SHARE (IE EARNINGS PER SHARE PRE-AMORTISATION)

(1) Excludes any amortisation charge on intangible assets acquired as such amounts cannot currently be reliably determined. The pro forma balance sheet includes intangible assets of $1,502.2 million, which is expected to be split between brand names (which are unlikely to require amortisation under Foster's current accounting policies) and goodwill (which would be amortised over 20 years). It is likely that the resulting amortisation of goodwill would be a material amount.
(2) Historical information is sourced from Foster's Audited Consolidated Financial Statements for financial year ended 30 June 2000.
(3) Beringer information is sourced from its news release announcement dated 3 August 2000 titled "Fourth Quarter and Fiscal 2000 Earnings" as published on its web-site.
(4) The interest coverage ratio has been determined by dividing operating profit before interest and tax by net interest expense.


                               BALANCE SHEET DATA
                       EXCHANGE RATE (A$1.00 = US$0.5988)

                                            As at 30 June 2000
                              Historical  Beringer    Acquisition  Pro forma
                                 (2)         (3)      adjustment
                                             (in A$ millions)

Current assets                 1,367.1       693.6                  2,060.7
Non-current assets
 - Intangible assets           1,332.6                 1,502.2      2,834.8
 - Other non-current assets    2,401.7       574.2                  2,975.9

                              ----------  ----------- -----------  ----------
TOTAL ASSETS                   5,101.4     1,267.8     1,502.2      7,871.4
                              ----------  ----------- -----------  ----------

Current liabilities            1,016.5       348.4                  1,364.9
Non-current liabilities        1,777.1       451.5     1,280.7      3,509.3

                              ----------  ----------- -----------  ----------
TOTAL LIABILITIES              2,793.6       799.9     1,280.7      4,874.2
                              ----------  ----------- -----------  ----------

                              ----------  ----------- -----------  ----------
TOTAL SHAREHOLDERS' EQUITY *   2,307.8       467.9       221.5      2,997.2
                              ==========  =========== ===========  ==========

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY           5,101.4     1,267.8     1,502.2      7,871.4
                              ==========  =========== ===========  ==========

Non-current borrowings         1,535.6       387.9     1,280.7      3,204.2
Current borrowings               223.1       243.5                    466.6
Cash                            (508.5)        -                     (508.5)
                              ----------  ----------- -----------  ----------
Total net borrowings           1,250.2       631.4     1,280.7      3,162.3
                              ==========  =========== ===========  ==========



* The increase in total shareholders' equity between the historical and pro forma balance sheets relates to the equity placement, net of issue costs.

SUMMARY OF THE ACQUISITION TERMS

On 29 August 2000, Foster's Brewing Group Limited ("Foster's"), Bordeaux Acquisition Corp., a wholly owned subsidiary of Foster's, and Beringer Wine Estates Holdings, Inc. ("Beringer") entered into a definitive agreement to acquire all the issued and outstanding shares of Beringer. for US$55.75 per share through a cash tender offer followed by a merger. The tender offer is expected to commence early next week. The offer is conditioned on the tender of at least a majority of the voting securities of Beringer on a fully diluted basis, antitrust approvals and other offer conditions customary in the United States.

Beringer stockholders which own approximately 55% of Beringer's common stock have committed to tender their shares to Foster's into the tender offer and to support the transaction. The agreements with Beringer and with Beringer's stockholders may be terminated under certain circumstances in the event that a third party makes a superior competing offer for Beringer. The termination rights are set out in further detail below. In such circumstances, a termination fee of US$53.7 million would be payable to Foster's.

There can be no assurance that the conditions to Foster's acquisition of Beringer's shares in the tender offer will be satisfied or that the merger will occur. The tender offer is expected to close the first week in October and, if Foster's acquires 100% of Beringer's Class A common shares and 90% of Beringer's Class B shares, the merger will close within the next several days. If Foster's acquires less than these amounts of Beringer's shares, the merger is expected to close early in 2001. There can, however, be no assurance as to the exact timing of the closing of the tender offer or the merger.

The following is a summary of the material terms of the merger agreement between Foster's, Bordeaux Acquisition Corp. and Beringer, the conditions to the tender offer and the voting agreement between Foster's and certain Beringer shareholders.

THE MERGER AGREEMENT

THE OFFER. The Agreement and Plan of Merger, dated as of August 28, 2000, among Beringer Wine Estates Holdings, Inc., a Delaware corporation (the "COMPANY"), Foster's Brewing Group Limited (ABN: 49 007 620 886), a corporation organized under the laws of the State of South Australia, Commonwealth of Australia ("PARENT"), and Bordeaux Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("PURCHASER"), (the "MERGER AGREEMENT") contemplates the commencement of a cash tender offer (the "OFFER") to purchase all of the issued and outstanding shares of Class A common stock, US$0.01 par value, of the Company (the "CLASS A SHARES") and all of the issued and outstanding shares of Class B common stock, US$0.01 par value, of the Company (the "CLASS B SHARES" and, together with the Class A Shares, the "Shares"), for US$55.75 per Share (such price or such higher price as may be paid in the Offer, the "PER SHARE AMOUNT"), net to the seller in cash and prescribes conditions to consummation of the Offer. The Merger Agreement provides that, without the prior written consent of the Company, Purchaser may not:

-        Decrease or change the form of the Per Share Amount;

-        Decrease the number of Shares sought to be purchased in the Offer;

-        Amend or waive the Minimum Condition;

-        Impose additional conditions to the Offer; or

- Amend any other term of the Offer in any manner adverse to the holders of Shares.


The "MINIMUM CONDITION" requires that there shall have been validly tendered and not withdrawn prior to the Expiration Date a number of Shares that, together with any Shares that Purchaser has the right to acquire pursuant to the Voting Agreement (but that have not been validly tendered or have been withdrawn prior to the Expiration Date) and any Shares then owned by Parent or any of its Subsidiaries, constitutes at least a majority of the total voting power of the outstanding securities of the Company entitled to vote in the election of directors or in a merger (the "Voting Securities"), calculated on a fully diluted basis on the date of purchase ("on a fully diluted basis" having the following meaning: as of any date the number of Voting Securities the Company is then required to issue pursuant to obligations outstanding at that date under employee stock options, warrants, benefit plans or other rights to purchase or acquire Voting Securities, assuming the absence of any vesting requirements or conditions).

If on the initial expiration date of the Offer, which will be 20 business days following commencement of the Offer (together with any extensions thereof, the "EXPIRATION DATE"), all conditions to the Offer shall not have been satisfied or waived, Purchaser may (and at the Company's request will) extend the Expiration Date from time to time for such additional periods not to exceed 30 calendar days in order to permit such conditions to be satisfied; provided, however, that the Expiration Date may not be extended beyond January 31, 2001 (the "OUTSIDE DATE"). Notwithstanding that all the conditions to the Offer have been satisfied, Parent may, in its sole discretion, extend the Expiration Date for up to 10 business days. In the event that the Minimum Condition has been satisfied and all other conditions to the Offer have been satisfied or waived but less than 100% of the Class A Shares and 90% of the Class B Shares, calculated on a fully diluted basis, have been validly tendered and not withdrawn on the Expiration Date, Purchaser will accept and purchase all of the Shares tendered in the initial offer period and may notify stockholders of the Company of Purchaser's intent to provide a "subsequent offer period" which shall not exceed 10 business days. Purchaser will, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment and purchase all Shares validly tendered and not withdrawn pursuant to the Offer as soon as permissible after the Expiration Date of the Offer. Parent will cause Purchaser to have sufficient funds make all payments required to be made pursuant in the Offer and the Merger and Parent shall cause Purchaser to comply with all of its obligations under the Merger Agreement.

The Company represented and warranted to Parent in the Merger Agreement that:

- The Board of Directors of the Company (the "BOARD OF DIRECTORS"), at a meeting duly called and held unanimously:

         - Approved and adopted the Merger Agreement and approved the Voting Agreement (as defined below) and the transactions contemplated thereby, including the Offer and the merger (the "MERGER") of ------ Purchaser into the Company (such adoption and approval being sufficient to render Section 203 of the Delaware General Corporation Law (the "DGCL") inapplicable to the Merger ---- Agreement and the Voting Agreement and the transactions contemplated thereby, including the Offer and the Merger); assuming that

                  Parent and Purchaser are not "interested stockholders," as such term is defined in Section 203 of the DGCL, immediately prior to the execution of the Merger Agreement and the Voting Agreement by Parent and Purchaser);

         - Recommended that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger; and

         - Determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company, and

         - Goldman, Sachs & Co., the Company's financial advisor, rendered its opinion to the Board of Directors to the effect that the consideration to be received by the holders of Shares of the Company pursuant to the Offer and the Merger is fair to such holders from a financial point of view.

The Merger Agreement provides that, if requested by Parent, following or the purchase by Purchaser of any Shares pursuant to the Offer and thereafter and the purchase of Shares pursuant to the Voting Agreement, and from time to time thereafter as Shares are acquired by Purchaser, Parent is entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors as is equal to the product of the total number of directors on the Board of Directors (determined after giving effect to the directors so appointed elected pursuant to such provision and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company) bears to the total number of Shares then outstanding. At such times, if requested by Parent, the Company will also cause each committee of the Board of Directors to include persons designated by Parent constituting the same percentage of each such committee as Parent's designees are of the Board of Directors. The Company will, upon request by Parent, promptly increase the size of the Board of Directors or use its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board of Directors and shall cause Parent's designees to be so elected; provided, however, that, in the event that Parent's designees are appointed or elected to the Board of Directors, until the Effective Time (defined below), the Board of Directors shall include at least three directors who are directors on the date the Merger Agreement and who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Parent (such directors, the "INDEPENDENT DIRECTORS"); provided further, that if no Independent Directors remain, the other directors shall designate three persons to fill the vacancies none of whom shall be either an officer of the Company or a designee, stockholder, affiliate or associate of Parent, and such persons shall be deemed to be Independent Director for purposes of the Merger Agreement.

THE MERGER. The Merger Agreement provides that, at the time of the consummation of the Merger by the filing of a Certificate of Merger with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the "EFFECTIVE TIME"), subject to the terms and conditions of the Merger Agreement and the DGCL, Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "SURVIVING CORPORATION." The officers and directors of the Surviving Corporation are authorized to execute and deliver, on behalf of either the Company of Purchaser, any deeds, bills of sale, assignments, assurances that are necessary or desirable to vest, perfect or confirm record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either the Company or Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out the Merger Agreement, and to take and do, in the name of and on behalf of each such corporations or otherwise, all such actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the Merger Agreement.

The Certificate of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and of the Merger Agreement and applicable law, except that Article FIRST of the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as follows: "The name of the corporation is Beringer Wine Estates Holdings, Inc." The By-Laws of Purchaser in effect at the time of the Effective Time will be the By-Laws of the Surviving Corporation until amended, as provided by law, the Certificate of Incorporation of the Surviving Corporation and such By-Laws.

The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are elected appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or any holder of Shares, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or owned by Parent or any direct or indirect wholly owned subsidiary of Parent, which will be canceled and retired immediately before the Effective Time and any Shares issued and outstanding immediately prior to the Effective Time and held by a holder who has demanded and perfected his demand for appraisal in accordance with the DGCL and as of the Effective Time has neither effectively withdrawn nor lost his right to such appraisal ("DISSENTING SHARES")) will be canceled and extinguished and will be converted into the right to receive the Per Share Amount therefor in cash, without interest, upon surrender of the certificate formerly representing such Share. At the Effective Time, each share of common stock of the Purchaser, par value US$0.01 per share, issued and outstanding immediately prior to the Effective Time will thereafter represent one validly issued, fully paid and non-assessable share of common stock, par value US$0.01 per share, of the Surviving Corporation.

The Merger Agreement provides that the Company will take all actions necessary to provide that, upon consummation of the Merger, each then-outstanding option to purchase Shares (the "OPTIONS") granted under any of the Company's stock option plans, as amended (the "OPTION PLANS") will be canceled by the Company in exchange for payment to the holders of such Options of an amount equal to the product of (A) the excess, if any, of the Per Share Amount over the per Share exercise price thereof and (B) the number of Shares subject thereto (such payment to be net of applicable withholding taxes). Any Options not canceled, exercised or converted prior to the Effective Time will, by reason of the Merger, thereafter represent the right to receive, upon payment of the exercise price therefor, an amount in cash, without interest, equal to the Per Share Amount times the number of Shares subject thereto (such payment to be net of applicable withholding taxes).

The Company has agreed to take all actions necessary to provide that on and after the date of the Merger Agreement, (A) no Shares will be purchased under any Option Plan that is an "employee stock purchase plan" as defined in the Internal Revenue Code of 1986, as amended, including all citations thereto or to the Treasury Regulations promulgated thereunder and shall include any amendment, substitute or successor provisions thereto (the "CODE") from and after the date of the Merger Agreement and (B) any amounts previously contributed by employees (through payroll deduction or otherwise) for the purpose of purchasing Shares under any such Option Plan (for which the Shares have not been purchased as of the date of the Merger Agreement) will be returned to such employees prior to the Effective Time. The Merger Agreement also provides that (1) the Company shall cause the Option Plans to terminate as of the Effective Time and (2) the Company shall ensure that following the Effective Time no person, including any holder of any Options or any participant in the Option Plans, will have any right to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof. Prior to the Effective Time, if necessary, the Company shall (1) obtain any consents from holder of Options and (2) make any amendments to the terms of the Option Plans that Company deems necessary to give effect to the actions described in this paragraph or the preceding paragraph.

The Company has agreed pursuant to the Merger Agreement that, if required by applicable law in order to consummate the Merger, following the purchase of and payment for Shares by Purchaser pursuant to the Offer, the Company will:

- Promptly take all action necessary in accordance with the DGCL and its Certificate of Incorporation and By-Laws to convene a special meeting of its stockholders;

- Use its reasonable best efforts to solicit from stockholders of the Company proxies in favor of the Merger, if necessary; and

- Take all other action necessary or, in the reasonable opinion of Parent, advisable to secure any vote or consent of stockholders required by the DGCL to effect the Merger.

Parent has agreed in the Merger Agreement that it will vote, or cause to be voted, all of the Shares then directly or indirectly beneficially owned by it in favor of the Merger.

The Merger Agreement further provides that, notwithstanding the foregoing, if Parent, Purchaser or any other subsidiary of Parent acquires at least 100% of the Class A Shares and 90% of the

Class B Shares of the Company pursuant to the Offer or otherwise, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for the Shares by Purchaser pursuant to the Offer without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL.

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER. Pursuant to the Merger Agreement, Parent and Purchaser have made representations and warranties with respect to, among other things:

-        corporate and power;                -        accuracy of documents filed with
                                                      the Securities and Exchange
                                                      Commission (the "SEC"); and

-        corporate authorization;            -        the ownership of Shares by Parent
                                                      and Purchaser.

-        absence of conflicts and required
         filings and consents;

-        absence of brokerage or finders
         fees or commissions payable;

REPRESENTATIONS AND WARRANTIES OF THE COMPANY. Pursuant to the Merger Agreement, the Company has made representations and warranties with respect to, among other things:

-        Corporate existence and power;      -        Accuracy and completeness of
                                                      information supplied in connection
-        Capitalization;                              with governmental filing;

-        Due authorization, execution and    -        Absence of brokerage or finders
         delivery;                                    fees;

-        No conflicts;                       -        Control share acquisition statute;

-        Consents and approvals;             -        Compliance with laws;

-        The absence of required waivers,    -        Tax matters;
         consents or approvals;
                                             -        Permits;
-        SEC filings;
                                             -        Intellectual property;
-        Financial statements;
                                             -        Certain contractual obligations;
-        Absence of a Company Material
         Adverse Effect;                     -        Certain environmental matters;

-        Absence of litigation;              -        Required stockholders vote;

-        Employee benefit plans;             -        The fairness opinion from Goldman
                                                      Sachs & Co.

-        Transactions with affiliates; and   -        Title to property.


A "COMPANY MATERIAL ADVERSE EFFECT" means any change in or effect on the business of the Company that is or can be reasonably expected to be materially adverse to the business, assets, properties (including intangible properties), condition (financial or otherwise), results of business or liabilities (of the Company and its subsidiaries, taken as a whole, other than changes to the extent they result from conditions generally affecting the wine industry or grape growing areas, in the United States).

CONDUCT OF BUSINESS PENDING THE MERGER COVENANT. The Merger Agreement obligates the Company and its subsidiaries (as defined below), from the date of the Merger Agreement until the Effective Time, unless Parent otherwise consents in writing, to conduct their operations only in the ordinary course of business in a manner consistent with past practice and obligates the Company and its Subsidiaries to use their commercially reasonable efforts to preserve substantially intact their business organizations, to keep available the services of their present officers, key employees and consultants and to preserve present relationships with customers, suppliers and any other Persons with whom the Company and any of its Subsidiaries has significant business relationships. "PERSON" means an individual, corporation, partnership, limited liability company, association, trust or any unincorporated organization. The Merger Agreement also contains specific covenants as to certain impermissible activities of the Company prior to the Effective Time, unless specifically disclosed in the schedules to the Merger Agreement or otherwise consented to in writing by Parent, which provide that the Company will not (and will not permit any of its Subsidiaries to):

-        Adopt any amendment to its Certificate of Incorporation or By-Laws;

- Declare, set aside or pay any dividend or other distribution (whether in cash, stock or property) in respect to its capital stock;

- Issue, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or any corporation or other legal entity of which the Company (either alone or through or together with any other Subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity (each such entity, a "SUBSIDIARY") of its Subsidiaries, other than the issuance of Shares, in accordance with the terms of the instruments governing such issuance on the date of the Merger Agreement, and previously disclosed to Parent in writing;

- Incur any long-term indebtedness or incur short-term indebtedness other than under lines of credit existing on the date of the Merger Agreement;

- Redeem, purchase, repurchase or otherwise acquire directly or indirectly any of its capital stock or other securities;

- Split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

- Enter into, amend, terminate, renew or fail to use reasonable efforts to renew in any material respect any contract or agreement of the Company included as exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2000, the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1999, December 31, 1999 and March 31, 2000, or any periodic filing made pursuant to the Exchange Act since June 30, 2000 (each such contract or agreement, a "MATERIAL CONTRACT") or any contract or agreement to which the Company or any of its Subsidiaries is a party or by which any of them is bound set forth on Section 4.15 of the Disclosure Schedules (each such contract or agreement, an "IDENTIFIED CONTRACT") except in the ordinary course of business consistent with past practice;

-        Except pursuant to employment contracts in effect as of the Merger
         Agreement :

         - Grant any increase in the compensation payable or to become payable by the Company or any of its Subsidiaries to any employee other than increases in the ordinary course of business consistent with past practice to non-officer employees of the Company;

         - Adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable to or accrued under any bonus, incentive compensation, deferred compensation, severance, termination, change in control, retention, hospitalization or other medical, life, disability, insurance or other welfare, profit sharing, stock option, stock appreciation right, restricted stock or other equity based, pension, retirement or other employee compensation or benefit plan, program agreement or arrangement; or

         - Enter into or amend in any material respect any employment or collective bargaining agreement or, except in accordance with the existing written policies of the Company or existing contracts or agreements, grant any severance or termination pay to any officer, director or employee of the Company or any of its Subsidiaries;

- Change the accounting principles used by it unless required by United States generally accepted accounting principles (or, if applicable with respect to Subsidiaries, foreign generally accepted accounting principles);

- Acquire by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire any assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business consistent with past practice) for an amount in excess of US$500,000, individually or in the aggregate;

- Sell, lease, exchange, transfer or otherwise dispose of, or agree to sell, lease, exchange, transfer or otherwise dispose of, any of its assets except in the ordinary course of business consistent with past practice;

- Mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject to any other lien on any of its properties or assets other than Permitted Liens that are not purchase money security interests relating to indebtedness representing an amount no greater than the purchase price of such properties;

- Compromise, settle, grant any waiver or release relating to or otherwise adjust any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), including any litigation, except for any such compromise, settlement, waiver, release or adjustment:

         - In the ordinary course of business consistent with past practice, and

         - Involving a payment by the Company or any of its Subsidiaries not in excess of US$500,000 in the aggregate, following prior notice to and consultation with Parent;

         - Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing;

- Make any loans, advances or capital contributions to, or investments in, any other Person, other than to the Company or any Subsidiary of the Company or to officers and employees of the Company or any of its Subsidiaries for travel, business or relocation expenses in the ordinary course of business;

- Make any capital expenditure or capital expenditures other than capital expenditures set forth in the operating budget of the Company dated August 15, 2000 and previously delivered to Parent, other than expenditures in the ordinary course of business consistent with past practice which individually or in the aggregate do not exceed US$500,000;

- Hire or terminate or amend the terms of the employment of any executive officer or other key employee;

- Enter into or amend in any material respect any Material Contract or enter into any contract or agreement, written or oral, with any Affiliate or associate or relative of the Company or relative of any officer or director of the Company, or make any payment to or for the benefit of, directly or indirectly, any of the foregoing;

- Authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries; or

- Take any action including, without limitation, the adoption of any stockholder rights plan or amendments to the Certificate of Incorporation, which would, directly or indirectly, restrict or impair the ability of Parent to vote, or otherwise to exercise the rights and receive the benefits of a stockholder of the Company with respect to, securities of the Company that may be acquired or controlled by Parent or Purchaser or permit any stockholder of the Company to acquire securities of the Company on a basis not available to Parent in the event that Parent were to acquire securities of the Company; and

- Enter into an agreement, contract, commitment or arrangement to do any of the foregoing.

NO SHOP COVENANT. The Merger Agreement provides that the Company and its Subsidiaries will not and will not permit or authorize any officer, director, agent, financial adviser, attorney, accountant or other representative to, directly or indirectly,

- solicit, initiate or encourage submission of proposals or offers from any Person relating to, or that could reasonably be expected to lead to an Acquisition Transaction, or

-        participate in any negotiations or discussions regarding, or

-        furnish to any other Person any information with respect to, or

-        otherwise cooperate in any way with, or

-        assist or participate in, or

- facilitate any effort or attempt by any other Person to do or seek an Acquisition Transaction, or

- enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to an Acquisition Transaction (an "ACQUISITION AGREEMENT") or any agreement in principle, acquisition agreement or other similar agreement requiring it to abandon, terminate or fail to consummate the Offer, the Merger or any other transaction contemplated by the Merger Agreement or to consummate an Acquisition Transaction.


However, subject to compliance with its covenant (described below) to notify Parent in advance and keep Parent informed, prior to the acceptance for payment of Shares by Purchaser pursuant to the Offer, the Company may furnish information to such third party pursuant to a customary confidentiality agreement and the Company may negotiate, explore or otherwise engage in substantive discussions with such party,

- in response to a bona fide unsolicited proposal with respect to an Acquisition Transaction that was made in circumstances not otherwise involving a breach of the Merger Agreement and that the Board of Directors determines, in its good faith judgment taking into account the advice of its financial advisor and outside counsel, is or is reasonably likely to lead to a Superior Proposal (as defined below),

- if the Board of Directors determines, in its good faith judgment, taking into account the advice of outside legal counsel, that failing to take such action would breach the fiduciary duties of the Board of Directors to the to the stockholders of the Company under applicable law.

Nothing in the Merger Agreement will prevent the Board of Directors from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with respect to any Acquisition Transaction or from making any required disclosure to the Company's stockholders if, in the good faith judgment of the Company's Board of Directors, taking into account the advice of outside counsel, that such disclosure would be required under applicable laws.

The Merger Agreement provides that neither the Board of Directors of the Company nor any committee thereof may:

- withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Board of Directors or such committee of the Offer, the Merger, the Merger Agreement or the Voting Agreement,

- approve or recommend, or propose publicly to approve or recommend, any Acquisition Transaction, including for purposes of Section 203 of the DGCL, or

-        cause the Company to enter into any Acquisition Agreement,


PROVIDED, HOWEVER, that, notwithstanding anything in the Merger Agreement to the contrary, subject to compliance by the Company with its covenant (described below) to give Parent notice and keep Parent informed, prior to acceptance for payment of Shares by Purchaser pursuant to the Offer, in response to a bona fide unsolicited proposal with respect to an Acquisition Transaction, if the Board of
Directors:

- determines, in its good faith judgment and taking into account the advice of its financial advisor and outside counsel, that

         -        such proposal is a Superior Proposal, and

         - failure to take any of the actions set forth in the three bullet points immediately preceding this proviso would breach the fiduciary duties of the Board of Directors under applicable law, and

- gives Parent four business days prior written notice of its intention to do so, the Board of Directors may withdraw or modify its approval or recommendation of the Offer, the Merger or the Merger Agreement or approve or recommend an Acquisition Transaction or cause the Company to enter into an Acquisition Agreement. Parent however, will retain its right to terminate the Merger Agreement (see "Termination") and the

         Company may not enter into an Acquisition Agreement unless it terminates the Merger Agreement and pays a termination fee to Parent.

The Merger Agreement requires the Company to immediately cease all existing activities, discussions and negotiations with any parties conducted prior to the execution of the Merger Agreement with respect to any proposal for an Acquisition Transaction and request the return of all confidential information regarding the Company provided any such parties prior to the execution of the Merger Agreement pursuant to the terms of any confidentiality agreement or otherwise.

Pursuant to the terms of the Merger Agreement, the Company will:

- Immediately (and in any event, no later than one business day after receipt) advise Parent in writing of the receipt of a request for information or any inquiries or proposals relating to an Acquisition Transaction and any actions taken pursuant to the No Shop covenant, specifying the material terms and conditions of such proposed Acquisition Transaction and the identity of the other party or parties involved; and

- Keep Parent reasonably informed of the status of any such request or proposed Acquisition Transaction.

If any such inquiry or proposal is in writing, the Company shall promptly deliver to Parent a copy of such inquiry or proposal. In addition, the Company shall promptly (but in no event later than one business day) advise Parent in writing if the Board of Directors makes any determination as to any Acquisition Transaction as contemplated by the provisos described above in this Section.

For purposes of the Merger Agreement:

- "ACQUISITION TRANSACTION" means (other than the transactions contemplated by the Merger Agreement)

         - a merger, consolidation or other business combination, recapitalization, liquidation, share exchange, sale of shares of capital stock, tender offer or exchange offer or similar transaction involving the Company or any of its Subsidiaries,

         - Acquisition in any manner, directly or indirectly, of a material interest in the outstanding voting securities of, or a material equity interest in a substantial portion of the assets of, the Company or any of its Subsidiaries, including any single or multi-step transaction or series of related transactions which is structured to permit a third party to acquire beneficial ownership of 30% or greater equity interest in the Company,

         - The acquisition in any manner, directly or indirectly, of any material portion of the business or assets (other than immaterial or insubstantial assets or inventory in the ordinary course of business or assets held for sale) of the Company; or

         - Any other transaction that is intended or would be reasonably likely to frustrate the completion of the transactions contemplated by the Merger Agreement; and

- "SUPERIOR PROPOSAL" means a bona fide unsolicited written Acquisition Transaction proposal by a third party involving all or substantially all of the shares of capital stock or substantially all of the assets of the Company and payment of consideration to the Company or the stockholders of the Company that a majority of the disinterested members of the Board of Directors determines, to be, taking into account the transaction as a whole and all pertinent factors including the availability of financing, any changes to the financial terms of the Merger Agreement which as of the time of determination had been proposed by Parent, any break-up fees, expense reimbursement provisions and conditions to consummation, more favorable to the stockholders of the Company from a financial point of view than the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

ACCESS TO INFORMATION/CONFIDENTIALITY. The Merger Agreement provides that, from the date of the Merger Agreement until the Effective Time, the Company will give Parent and its representatives reasonable access, at all reasonable times, to its officers, employees, agents, properties, offices and other facilities and to the books and records of the Company and its subsidiaries and all financial, operating and other data and information reasonably requested by Parent or Purchaser, subject to Parent's maintaining the confidentiality of any non-public information disclosed to them. The parties also agree to keep each other's confidential information confidential, subject to customary exceptions.

EFFORTS TO CONSUMMATE. The parties have agreed to use their reasonable best efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement and to use their reasonable best efforts to obtain all necessary waivers, consents and approvals, and to effect all necessary filings under the Exchange Act, the Australian Stock Exchange Listing Rules, the rules promulgated by the Australian Securities and Investments Commission and statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade, including, to the extent applicable, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), laws of the European Union or the member states thereof, Australia and any other country in which the Company, its Subsidiaries, Parent or its Subsidiaries has operations or derives revenue which are equivalent to the HSR Act. The parties also agreed to cooperate in responding to inquiries from, and making presentations to, regulatory authorities. Notwithstanding any other provision of the Merger Agreement, in no event will Parent be required to agree to any divestiture, hold separate or other requirement in connection with the Merger Agreement or any of the transactions contemplated thereby.

INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The Merger Agreement provides that the Certificate of Incorporation and By-Laws of the Surviving Corporation shall contain indemnification provisions identical to those contained in the Certificate of Incorporation and By-laws of the Company provided to Parent prior to the execution of the Merger Agreement and shall not be amended, repealed or otherwise modified for a period of six years after the Effective

Time in any manner that would adversely affect the rights thereunder of individuals who as of the date of the Merger Agreement were directors or officers of the Company or otherwise entitled to indemnification under the Certificate of Incorporation, By-Laws or indemnification agreements or their respective heirs, executors and personal representatives (the "INDEMNIFIED PARTIES"). Parent has agreed that from and after the Effective Date it will cause the Surviving Corporation, to the fullest extent permitted under the DGCL, to indemnify, defend and hold harmless, each Indemnified Party against any costs or expenses (including reasonable attorneys' fees), judgments, fines, loses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, including, without limitation, liabilities arising out of the Merger Agreement, the Voting Agreement and the transactions contemplated thereby, to the extent that it was based on the fact that such Indemnified Party is or was a director or officer of the Company and arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time, and in the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time),

- the Company or the Surviving Corporation, as applicable, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, as promptly as statements therefor are received, and

- the Company and the Surviving Corporation will cooperate in the defense of any such matter;


PROVIDED, HOWEVER, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and further, provided, that neither the Company nor the Surviving Corporation shall be obliged to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single action except to the extent that, in the opinion of counsel for the Indemnified Parties, two or more of such Indemnified Parties have conflicting interests in the outcome of such action.

The Merger Agreement provides that for six years after the Effective Time, the Surviving Corporation will be required to maintain or obtain officers' and directors' liability insurance covering the Indemnified Parties who are currently covered by the Company's officers and directors liability insurance policy on terms not less favorable than those in effect on the date of the Merger Agreement in terms of coverage and amounts; provided, however, that the Surviving Corporation will not be required to expend in any year an amount in excess of 200% of the annual aggregate premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation will be obligated to obtain a policy with the best coverage available, in the reasonable judgment of its Board of Directors, for a cost not exceeding such amount. Nothing in the Merger Agreement prohibits the Surviving Corporation from complying with its obligations under the preceding sentence by obtaining insurance coverage under any policy maintained by Parent or any of its subsidiaries. Parent has agreed to cause the Surviving Corporation to reimburse all expenses, including reasonable attorney's fees and expenses, incurred by any person to enforce the foregoing obligations. Parent has agreed that these provisions will survive consummation of the Merger and be binding on all successors and assigns.

EMPLOYEE BENEFIT ARRANGEMENTS. With respect to employee benefit matters, the Merger Agreement provides that at the Effective Time, the Surviving Corporation will continue as the plan sponsor of each of the Company's employee benefits plans. For at least one year following the Effective Time, employees of the Company and its Subsidiaries will receive employee benefits that, in the aggregate, are substantially comparable to the employee benefits provided immediately prior to the execution of the Merger Agreement (excluding any stock options or other stock based compensation), except (i) for termination of the Option Plans and the employee stock purchase plan or (ii) as required by applicable law (including as required to preserve any favorable tax treatment afforded such benefits as of the Effective Time).

STANDSTILL AND CONFIDENTIALITY AGREEMENTS; ANTI-TAKEOVER PROVISIONS. The Merger Agreement provides that through the Effective Time, except to the extent required in order to take any of the actions permitted under the provisos of the No Shop covenant described above, the Company:

- will not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its subsidiaries is a party; and

- will enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

CONDITIONS TO CONSUMMATION OF THE MERGER. Pursuant to the Merger Agreement, the respective obligations of Parent, Purchaser and the Company to effect the Merger are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the parties to the Merger Agreement in writing, in whole or in part, to the extend permitted by applicable law):

- Purchaser shall have made, or caused to be made, the Offer and shall have accepted for payment, the Shares validly tendered and not withdrawn pursuant to the Offer; PROVIDED, HOWEVER, neither Parent nor Purchaser may invoke this condition if Purchaser fails to make or cause to be made the Offer or to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer or of the Merger Agreement.

- The Merger Agreement shall have been adopted by the requisite vote of the stockholders of the Company, if required by the DGCL; and

- No statute, rule, regulation, judgment, writ, decree, order or injunction (whether temporary, preliminary or permanent) shall have been promulgated, enacted, entered or enforced, and no other action shall have been taken, by any government or governmental, administrative or regulatory authority or by any court of competent jurisdiction, that in any of the foregoing cases has the effect of making illegal or directly or indirectly restraining, prohibiting or restricting the consummation of the Merger.

TERMINATION. The Merger Agreement may be terminated at any time before the Effective Time, whether before or after approval of the Company's stockholders:

(1)      By mutual written consent of the Parent and the Company; or

(2) By either Parent or the Company if any governmental or regulatory authority, domestic or foreign, including, without limitation, any quasi-governmental, supranational, statutory, environmental entity or any stock exchange or court shall have issued an order, judgment or decree, enacted a statute, rule, law, regulation or other legal requirement or taken any other action which shall have become final and nonappealable, in each case permanently restraining, enjoining, making illegal or otherwise prohibiting

         -        the transactions contemplated by the Merger Agreement; or

         - prior to the Purchaser's purchase of shares in the Offer (the "OFFER COMPLETION DATE") for the benefit of Parent only, the purchase of Shares from the parties to the Voting Agreement, pursuant to the Voting Agreement or otherwise, or

(3) By either Parent or the Company if the Offer has not been consummated by the Outside Date, or

(4) By the Company; if at any time prior to the Offer Completion Date:

         - There shall be a material breach of any of Parent's or Purchaser's representations or warranties under the Merger Agreement, which breach shall not have been cured within 15 calendar days of the receipt of written notice thereof by Parent from the Company, or

         - There shall have been a material breach on the part of Parent or Purchaser of any of their respective covenants or agreements under the Merger Agreement, which breach shall not have been cured within 15 calendar days of the receipt of written notice thereof by Parent from the Company; or

(5) By Parent, if at any time prior to the Offer Completion Date:

         - There shall be a material breach of any of the Company's representations or warranties under the Merger Agreement, which breach shall not have been cured within fifteen calendar days of the receipt of written notice thereof by the Company from Parent, or

         - There shall have been a material breach on the part of the Company of any of its covenants or agreements under the Merger Agreement, which breach shall not have been cured within 15 calendar days of the receipt of written notice thereof by the Company from Parent;

(6) By Parent, if at any time prior to the Offer Completion Date:

         - The Board of Directors or any committee thereof shall withdraw, modify or change its recommendation or approval in respect of the Merger Agreement, the Offer or the Merger in a manner adverse to Parent, or shall have failed to reconfirm its approval or recommendation in respect of the Merger Agreement within five business days after a written request from Parent to do so, or the Board of Directors or any committee thereof shall have resolved to take such action,

         - The Board of Directors or any committee thereof shall have recommended any proposal other than by Parent in respect of any Acquisition Transaction, or the Board of Directors or any committee thereof shall have resolved to take such action,

         - The Company shall take any action in significant breach of the No Shop provision of the Merger Agreement, or

         - Any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than Parent, Purchaser or any of their respective subsidiaries or affiliates or any party to the Voting Agreement, shall have become the beneficial owner of more than 40% of the outstanding Shares (either on a primary or a fully diluted basis), or the Board of Directors or any committee thereof shall have resolved to take such action;

         PROVIDED, HOWEVER, that no public statement by the Company that (A) it has received proposal regarding an Acquisition Transaction, (B) it has given Parent the notice required by the Merger Agreement in connection with its withdrawal of its recommendations, or (C) otherwise only describes the technical operation of the No Shop, Termination Fee and Termination provisions of the Merger Agreement will be deemed to be a public proposal to withdraw or modify the Board of Directors' recommendation for the purposes of the above termination provision and the No Shop provision; or

(7) By either Parent or the Company if the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder by Purchaser as a result of the failure of any of the conditions or the occurrence of any of the events set forth in the Conditions to the Offer.

(8) By the Company at any time prior to the Offer Completion Date if the Board of Directors of the Company authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a written agreement concerning a Superior Proposal with respect to the Company; PROVIDED, HOWEVER, that

         -        The Company shall have complied with the No Shop provision;

         - The Company shall have given Parent at least four business days prior written notice of its intention to terminate the Merger Agreement, attaching a description of all the material terms and conditions of such Superior Proposal to such notice;

         - During such four business days or greater period, the Company engages in good faith negotiations with Parent with respect to such changes as Parent may propose to the terms of the Merger and the Merger Agreement;

         - Parent does not make prior to such termination of the Merger Agreement a definitive, binding offer which the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable to the Stockholders as such Superior Proposal; and

         - Prior to or concurrently with such termination pursuant to this Section the Company pays to Parent in immediately available funds the fee required to be paid (see "TERMINATION FEE").

The Company will notify Parent promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification;

Pursuant to the Merger Agreement, in the event of the termination of the Merger Agreement, written notice shall promptly be given to the other party specifying the provision of the Merger Agreement under which such termination is made and the Merger Agreement will become void and there shall be no liability on the part of Parent, Purchaser or the Company, except that certain specified provisions shall survive the termination of the Merger Agreement; and no party will be relieved from liability for any prior deliberate or willful breach of the Merger Agreement.

TERMINATION FEE. The Company will pay to Parent a termination fee of US$53.7 million in any of the following circumstances:

- If the Merger Agreement is terminated pursuant to paragraph (5) above and

         -        at the time of such termination,

         -        the Merger Agreement is not terminable pursuant to paragraph
                  (4), and

         - a proposal for an Acquisition Transaction shall have been made known to the Company or been made directly to its Stockholders generally or any Person shall have publicly announced an intention (whether or not conditional) to make a proposal for an Acquisition Transaction; and

         - within one year of such termination, the Company becomes a subsidiary of any Person or consummates an Acquisition Transaction

- If Parent terminates the Merger Agreement pursuant to its right described in paragraph (6) above, or

- the Company terminates the Merger Agreement pursuant to its right described in paragraph (4) above,

- If the Merger Agreement is terminated by either the Company or Parent pursuant to their rights described in paragraphs (3) or (7) above and

         -        prior to such termination,

         - the Minimum Condition shall not have been satisfied but each other condition to the Offer shall have been satisfied, and

         - a proposal for an Acquisition Transaction shall have been made known to the Company or been made directly to the Stockholders generally or any Person shall have publicly announced its intention (whether or not conditional) to make a proposal for an Acquisition Transaction, and

         - within one year of such termination, then the Company becomes a subsidiary of any Person or consummates an Acquisition Transaction.

The provisions of the termination fee section of the Merger Agreement survive any termination of the Merger Agreement. Except as described above, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

AMENDMENT. The Merger Agreement may be amended by the Company, Parent and Purchaser at any time before the Effective Time and at any time before or after any approval of the Merger Agreement by the Stockholders but, after any such approval, no amendment may be made which reduces the amount or changes the type of consideration into which each Share will be converted upon consummation of the Merger. The Merger Agreement may not be amended except by an instrument in writing signed by the parties.

EXTENSION; WAIVER. At any time before the Effective Time, any party may:

- Extend the time for the performance of any of the obligations or other acts of the other parties,

- Waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, and

- Waive compliance with any of the agreements or conditions contained in the Merger Agreement.

Any agreement on the part of a party to any extension or waiver shall be valid only as against such party and only if set forth in an instrument in writing signed by such party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties to the Merger Agreement of a breach of or a default under any of the provisions of the Merger Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of the Merger Agreement or to exercise any right or privilege under the Merger Agreement, will be construed as a waiver of any other breach of default of a similar nature, or as a waiver of any of such provisions, rights or privileges under the Merger Agreement. The rights and remedies provided in the Merger Agreement are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of any tendered Shares and (except as provided in this Agreement) amend or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for pursuant to the Offer) (A) unless the following conditions shall have been satisfied: (i) the Minimum Condition, and (ii) any applicable waiting period under the HSR Act shall have expired or been terminated prior to the expiration of the Offer, or
(B) if at any time on or after the date of this Agreement and prior to the time of acceptance of Shares for payment or payment therefor any of the following conditions exists:

- There shall be in effect an injunction or other order, decree, judgment or ruling by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission of competent jurisdiction or a statute, rule, regulation, executive order or other action shall have been promulgated, enacted or taken by a governmental authority or a governmental, regulatory or administrative agency or commission of competent jurisdiction which in any such case (i) restrains or prohibits the making or consummation of the Offer, the consummation of the Merger or the purchase of Shares pursuant to the Voting Agreement, (ii) prohibits or restricts the ownership or operation by Parent (or any of its affiliates or Subsidiaries) of any material portion of its or the Company's business or assets, or compels Parent (or any of its affiliates or Subsidiaries) to dispose of or hold separate any material portion of its or the Company's business or assets, (iii) imposes material limitations on the ability of Parent effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by Parent on all matters properly presented to the stockholders of the Company, (iv) imposes any material limitations on the ability of Parent or any of its affiliates or Subsidiaries effectively to control in any material respect the business and operations of the Company, or (v) which otherwise would have a Company Material Adverse Effect; or

- There shall be instituted or pending any action or proceeding before any governmental, regulatory or administrative agency or commission of competent jurisdiction seeking any injunction, order, decree, judgment or ruling having any effect set forth in (a) above; or

- This Agreement shall have been terminated by the Company or Parent in accordance with its terms or any event shall have occurred which gives Parent or Purchaser the right to terminate this Agreement or not consummate the Merger; or

- Any representation or warranty made by the Company in this Agreement shall not have been true and correct in all material respects when made if the representation or warranty is not qualified as to materiality or a Company Material Adverse Effect or, if qualified, shall not have been true and correct when made, or shall have ceased to be true and correct in all material respects as of the Expiration Date as if made as of such date if the representation or warranty is not qualified as to materiality or a Company Material Adverse Effect or, if not so qualified, shall have ceased to be true and correct, (ii) as of the Expiration Date the Company shall not in all material respects have performed any obligation or agreement and complied with its material covenants to be performed and complied with by it under this Agreement, or (iii) the Company or any Stockholder party to the Voting Agreement shall have materially breached the Voting Agreement; or

- There shall have occurred and be continuing (i) any suspension or limitation of trading in securities generally on the New York Stock Exchange, Nasdaq Stock Market or Australian Stock Exchange (not including any suspension or limitation of trading in any particular security) or any setting of minimum prices for trading on such exchange, (ii) any banking moratorium declared by the U.S. Federal, New York or Australian authorities or any suspension of payments in respect of banks in the United States, (iii) any commencement of war, armed hostilities or other international or national calamity directly involving the United States or Australia or having a significant adverse effect on the functionality of financial markets in the United States or Australia, or (iv) in the case of any of the foregoing, existing at the time of commencement of the Offer, a material acceleration or worsening thereof; or

- Parent and the Company shall have agreed that Parent shall amend the Offer to terminate the Offer or postpone the payment for Shares pursuant thereto; or

Subject to Parent and Purchaser's obligations under the Merger Agreement, the foregoing conditions are for the sole benefit of Parent and may be asserted by Parent regardless of the circumstances (including any action or inaction by Parent) giving rise to any such conditions and such conditions, other than the Minimum Condition, may be waived by Parent in whole or in part at any time and from time to time, in each case, in the exercise of the good faith judgment of Parent and subject to the terms of this Agreement. The failure by Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

THE TENDER, VOTING AND OPTION AGREEMENT

In connection with the execution of the Merger Agreement, TPG GenPar, L.P. and certain of its affiliates and certain directors and executive officers of the Company (each a "SUBJECT STOCKHOLDER" and, collectively, the "SUBJECT STOCKHOLDERS") who collectively own approximately 55% of the total voting power of the outstanding securities of the Company (after giving effect to the conversion of Class A Shares into Class B Shares of the Company) entitled to vote in the election of directors or in a merger (the "SUBJECT SHARES"), have entered into the Tender, Voting and Option Agreement, dated August 28, 2000, with Parent and Purchaser (the "VOTING AGREEMENT").

AGREEMENT TO TENDER SHARES. Each Subject Stockholder has agreed to validly tender (and not withdraw), in accordance with the Offer, not later than the tenth business day after commencement of the Offer, all of such Subject Stockholder's Subject Shares (other than Shares for which unexercised Options are exercisable unless such Options have been exercised). In the event that, notwithstanding the foregoing provision, any Subject Shares are for any reason withdrawn from or not purchased under the Offer, those Subject Shares remain subject to the terms of the Voting Agreement. Nothing in the Voting Agreement obligates any Subject Stockholder to exercise any Options to purchase Shares.

AGREEMENT TO VOTE SUBJECT SHARES. Each Subject Stockholder has agreed that at any meeting of the Stockholders called to consider and vote upon the adoption of the Merger Agreement (and at any and all postponements and adjournments), and in connection with any action to be taken in respect of the adoption of the Merger Agreement by written consent of Stockholders, such Subject Stockholder will vote or cause to be voted (including by written consent, if applicable) all of the Subject Stockholder's Subject Shares which it has the right to vote in favor of the adoption of the Merger Agreement and in favor of any other matter necessary or appropriate for the consummation of the transactions contemplated by the Merger Agreement that is considered and voted upon at any meeting or made the subject of any written consent, as applicable. Each Subject Stockholder further agreed that at any meeting of the Stockholders called to consider and vote upon any Adverse Proposal (as defined below) (and at any and all postponements and adjournments), and in connection with any action to be taken in respect of any Adverse Proposal by written consent of Stockholders, each Subject Stockholder will vote or cause to be voted (including by written consent, if applicable) all of the Subject Stockholder's Subject Shares which it has the right to vote against the adoption of such Adverse Proposal. For purposes of the Voting Agreement, the term "ADVERSE PROPOSAL" means:

-        any Acquisition Transaction;

- any proposal or action that would reasonably be expected to result in a breach of any covenant, representation or warranty of the Company set forth in the Merger Agreement; or

- any of the following actions (other than the Offer, the Merger and the other transactions contemplated by the Merger Agreement):

         - any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries;

         - a sale, lease or transfer of a material amount of assets of the Company or one of its Subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its Subsidiaries;

                  (1) any change in a majority of the persons who constitute the board of directors of the Company as of August 28, 2000;

                  (2) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws, as amended to date;

                  (3) any other material change in the Company's corporate structure or business; or

         - any action that, in the case of each of the matters referred to in clauses (1), (2) and (3) of the prior bullet point is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Offer or the Merger and the other transactions contemplated by the Voting Agreement and the Merger Agreement or increase the likelihood that the transactions will not be consummated.

IRREVOCABLE PROXY. Each Subject Stockholder appointed Parent and any designee of Parent, each of them individually, as such Subject Stockholder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent with respect to all of the Subject Stockholder's Subject Shares which it has the right to vote:

- in accordance with the agreement to vote Subject Shares provision described above; and

- to sign its name (as stockholder) to any consent, certificate or other document relating to the Company required or permitted under the DGCL in connection with any matter referred to in such agreement to vote Subject Shares provision.

This proxy was given to secure the performance of the duties of each Subject Stockholder under the Voting Agreement and does not relieve the Subject Stockholders of their obligations under the foregoing Agreement to Vote Subject Shares provision. Each proxy is coupled with an interest and is irrevocable until the termination of the Voting Agreement in accordance with its terms. Each Subject Stockholder agreed to take further actions or execute other instruments as may be necessary to effectuate the intent of this proxy. For Subject Shares as to which a Subject Stockholder is the beneficial but not the record owner, the Subject Stockholder agreed to cause any record owner of those Subject Shares to grant to Parent a proxy to the same effect.

GRANT OF SUBJECT OPTION. Under the Voting Agreement, each Subject Stockholder granted to Parent an irrevocable option (each, a "SUBJECT OPTION" and, collectively, the "SUBJECT OPTIONs") to purchase the Subject Stockholder's Subject Shares on the terms and subject to the conditions set forth in the Voting Agreement at a purchase price per share equal to the Per Share Amount (the "PURCHASE PRICE"). The Subject Options expire if the Merger Agreement is terminated for any reason.

The Subject Options become exercisable if the Offer is consummated but (whether due to improper tender or withdrawal of tender) Purchaser has not accepted for payment and paid for all of the Subject Shares. The Subject Options are exercisable in whole but not in part.

ADJUSTMENT FOR CHANGES IN CAPITALIZATION, ETC. The Voting Agreement provides that in the event of any change in the capital stock of the Company by reason of a stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares, extraordinary distribution or similar transaction, the type and number or amount of shares, securities or other property subject to each of the Subject Options, and the purchase price payable therefor, will be adjusted appropriately so that:

- Parent will receive upon exercise of any Subject Option the type and number or amount of shares, securities or property that Parent would have retained and/or been entitled to receive n respect of the applicable Subject Stockholder's Subject Shares if the Option had been exercised immediately prior to such event or the record date therefore, as applicable; and

- the applicable Subject Stockholder will receive upon exercise of any Subject Option granted by such Subject Stockholder the amount of cash that such Subject Stockholder would have received as a result of the exercise of the Subject Option if the Subject Option has been exercised immediately prior to such event or the record date therefor, as applicable.

SHARING OF PROFITS. Under the Voting Agreement the Subject Stockholders affiliated with TPG GenPar, L.P. ("TPG Stockholders") agreed that if the Merger Agreement is terminated in circumstances under which Parent is entitled to receive a fee from the Company and not later than one year from the date the Merger Agreement is terminated (i) the Company consummates a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any sale of all or substantially all of the assets or equity securities of, the Company and its Subsidiaries (a "BUSINESS COMBINATION"), (ii) the Company enters into an Acquisition Agreement providing for a Business Combination, which Business Combination is ultimately consummated, irrespective of when such consummation occurs, (iii) a TPG Stockholder disposes of any or all of his Subject Shares to any person not an affiliate or an associate of Parent or Purchaser or to the Company or any affiliate thereof in connection with a Business Combination, or (iv) a TPG Stockholder realizes proceeds in respect of his Subject Shares as a result of a distribution to the TPG Stockholder by the Company following the sale of substantially all of the Company's assets in connection with a Business Combination (each, a "SUBSEQUENT TRANSACTION") at a per share price or with equivalent per share proceeds having a value in excess of the Per Share Amount (the "Subsequent Price"), then the TPG Stockholder will promptly pay to Parent an amount equal to one-half of the product of:

- the excess of the Subsequent Price over the Per Share Amount multiplied by

- the number of Subject Shares beneficially owned (other than beneficially owned solely by reason of having a right to vote) by the TPG Stockholder at the time the Business Combination is consummated or at the time of disposal by the TPG Stockholder.

INDEMNIFICATION. The Voting Agreement provides that if Shares are purchased in the Offer in accordance with the terms of the Merger Agreement, Parent and Purchaser will jointly and severally indemnify fully, hold harmless and defend the TPG Stockholders and their respective successors and assigns solely in such party's capacity as a stockholder of the Company (collectively, the "Indemnitees") from and against any and all costs and expenses (including, but not limited to, reasonable attorneys' fees and the costs and expenses of investigating, defending

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and litigating any claims), judgments, fines, losses, claims, damages and liabilities to the extent sustained or incurred by any Indemnitee in connection with any action, suit or proceeding by or on behalf of any Stockholder, other than any Indemnitee (a "Claim") arising out of, relating to or based upon the Voting Agreement or the Merger Agreement or the transactions contemplated thereby; provided that the Indemnitee acted in good faith in connection with the matters that are subject of such Claim. Notwithstanding anything contained in the Indemnification provision of the Voting Agreement, no claim for indemnity under this provision may be asserted by any Indemnitee arising or resulting from

- any breach by the Company of any representation, warranty or covenant of the Company in the Merger Agreement; or

- any breach by any party to the Voting Agreement (other than by Parent or Purchaser) of any representation, warranty or covenant in the Voting Agreement.

REPRESENTATIONS AND WARRANTIES. The Subject Stockholders made customary representations and warranties in the Voting Agreement relating to:

-        Subject Share ownership;

-        power and authority; execution and delivery;

-        no conflicts; and

-        brokers.

Parent and Purchaser also made customary representations and warranties in the Voting Agreement relating to:

-        organization; authority;

-        execution and delivery;

-        no conflicts; and

-        securities law compliance.

RESTRICTION ON TRANSFER OF SUBJECT SHARES, PROXIES AND NONINTERFERENCE. Each Subject Stockholder has agreed that he will not directly or indirectly:

- except in accordance with the terms of the Voting Agreement and for the conversion of Subject Shares at the Effective Time in accordance with the terms of the Merger Agreement and other limited circumstances, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Subject Stockholder's Subject Shares;

- acquire any Shares or other securities of the Company (other then in the event of any adjustment of the Company's Shares or the grant of Shares to Directors as Director compensation in accordance with past practice);

- except in accordance with the terms of the Voting Agreement, grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust or enter into a voting agreement with respect to any Subject Shares; or

- take any action that would reasonably be expected to make any of the Stockholder's representations and warranties contained in the Voting Agreement untrue or incorrect or have the effect of impairing the ability of the Stockholder to perform its obligations under the Voting Agreement or preventing or delaying the consummation of any of the transactions contemplated by the Voting Agreement.

NO SOLICITATION. The Voting Agreement provides that no Subject Stockholder will take, or authorize or permit any of its officers, directors, employees, agents or representatives (including any investment banker, financial advisor, attorney or accountant of the Subject Stockholder) to take, any action that the Company would be prohibited from taking under the first sentence of the No Shop provision of the Merger Agreement (disregarding the proviso contained in that sentence). Each Subject Stockholder has agreed to immediately advise Parent in writing of the receipt of a request for information or any inquiries or proposals relating to an Acquisition Transaction. Notwithstanding anything in the Voting Agreement to the contrary:

- if any Subject Stockholder is a Director of the Company, that Subject Stockholder may take actions in its capacity as a Director to the extent permitted by the No Shop provision of the Merger Agreement; and

- if any Subject Stockholder is an officer of the Company, he or she may take actions in his or her capacity as an officer to the extent directed to do so by the Company Board in compliance with the No Shop provision of the Merger Agreement.

TERMINATION. The Voting Agreement will terminate on the earliest to occur of:

-        the purchase of all the Subject Shares in the Offer;

-        the Effective Time; or

- the date the Merger Agreement is terminated in accordance with its terms

The Voting Agreement may be earlier terminated by the mutual consent of the Board of Directors of Parent and the Subject Stockholders representing a majority of the Subject Shares subject to the Voting Agreement.

In the event of termination of the Voting Agreement, such agreement will become null and void and of no effect with no liability on the part of any party and all proxies granted thereby will be automatically revoked, except that no such termination will relieve any party thereto from any liability for any breach of that agreement occurring prior to such termination. Notwithstanding

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anything in the Voting Agreement to the contrary, if the Voting Agreement is terminated for any reason, the Sharing of Profits provision described above will survive such termination indefinitely and if the Voting Agreement is terminated after Shares are purchased in the Offer or the Effective Time, the Indemnification provision described above will survive such termination for a period of six years.